APPENDIX A:
INVESTMENT RISKS

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Soturi Kitchen competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Soturi Kitchen's core business or the inability to compete successfully against the with other competitors could negatively affect Soturi Kitchen's financial performance.

REAL ESTATE RISK

Soturi Kitchen is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Soturi Kitchen is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

THE COMPANY MIGHT NEED MORE CAPITAL

Soturi Kitchen might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Soturi Kitchen is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.